

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 31, 2017

<u>Via E-mail</u>
Mr. Richard A. Costello
Chief Financial Officer
Green Brick Partners, Inc.
2805 Dallas Parkway, Suite 400
Plano, Texas 75093

> **RE: Green Brick Partners, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 1-33530**

Dear Mr. Costello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Financial Statements</u>

<u>1. Organization and Basis of Presentation, page 66</u>

<u>Principles of Consolidation, page 67</u>

1.   Throughout your filing, you refer to "controlled builders," which are your homebuilding subsidiaries in which you own at least a 50% controlling interest. On page 20, you disclose that because your controlled builders are not wholly-owned, pursuant to each of their applicable operating agreements, you share decision-making authority with the other

members of your controlled builders regarding certain major decisions of your controlled builders. In addition on page 3, your table appears to suggest that all of your home sales revenue and lot sales revenue were generated by your controlled builders. Given that you have a 50% interest and share decision making authority with other members of your controlled builders, please tell us how you determine that you have a controlling interest in these controlled builders. Please enhance your accounting policy as well as your critical accounting policy to specifically address how you account for your controlled builders in your financial statements. Please provide a comprehensive analysis of how you determined that you control these entities. Please cite the accounting literature used to support your conclusion.

2. Significant Accounting Policies, page 67

Revenue Recognition, page 72

2. Please revise your revenue recognition policy to provide the following:

    - Please revise your disclosure to specifically address each type of revenue recognized and the accounting method used to account for each specific type of revenue. Accordingly, please specifically address how you account for sale of residential units, sale of land and lots, title and settlement services, and the generation of revenue through first lien construction loans to your controlled builders, as applicable;

    - With regards to your sale of residential units, please specifically address how you account for sales incentives, including but not limited to cash discounts, incentives on options and option upgrades and seller-paid financing or closing costs; and

    - Please also address how you account for rebates from vendors, if applicable.

Segment Information, page 74

3. You disclose that Builder operations consist of three operating segments: Texas, Georgia, and corporate and other. In addition, the operations of the your controlled builders were aggregated into the builder operations reporting segment because they have similar (1) economic characteristics; (2) housing products; (3) class of homebuyer; (4) regulatory environments; and (5) methods used to construct and sell homes. Please demonstrate to us how you determined that the aggregation of your three operating segments (including the operations of your controlled builders) into one reportable segment is appropriate and complies with ASC 280-10-50-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Dale Welcome, Staff Accountant at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction